                         Filed by Global Sports, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to
                              Rule 14a-12 of the Securities Exchange Act of 1934
                                              Subject Company: Ashford.com, Inc.
                                                   Commission File No. 333-71262


FOR IMMEDIATE RELEASE
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     GLOBAL SPORTS, INC. AND ASHFORD.COM, INC. ANNOUNCE ASHFORD.COM SPECIAL
                   STOCKHOLDERS MEETING DATE OF MARCH 14, 2002


KING OF PRUSSIA, PA and HOUSTON -- February 11, 2002 -- GLOBAL SPORTS, INC. (NASDAQ: GSPT), a leading outsource solution provider for e-commerce, and ASHFORD.COM, INC. (NASDAQ: ASFD), a leading e-commerce luxury goods and corporate gifts company, announced today that Global Sports' Registration Statement on Form S-4, containing the Prospectus/Proxy Statement relating to the proposed acquisition by Global Sports of Ashford.com, has been declared effective by the Securities and Exchange Commission.

It is expected that the Prospectus/Proxy Statement will be mailed on or about February 11, 2002 to Ashford.com stockholders of record as of January 22, 2002. As indicated in the Prospectus/Proxy Statement, Ashford.com stockholders are being asked to approve the acquisition at the special stockholders meeting, which is scheduled for March 14, 2002. Assuming that the stockholders of Ashford.com approve the transaction at the meeting, Global Sports and Ashford.com expect to close the acquisition promptly after the meeting.


Additional Information and Where to Find It

Investors and security holders of Ashford.com are urged to read the Registration Statement and Prospectus/Proxy Statement carefully. The Registration Statement and the Prospectus/Proxy Statement will contain important information about Global Sports, Ashford.com, the acquisition and related matters. Investors and security holders may obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov.
                                                             ------------------
Free copies of the Prospectus/Proxy Statement and these other documents may also be obtained from Ashford.com by directing a request through the Ashford.com Web site at http://www.ashford.com or by mail to Ashford.com at Ashford.com, Inc.,
        ----------------------
Attention: Investor Relations Department, 3800 Buffalo Speedway, Suite 400, Houston, TX 77098.

In addition to the Registration Statement and the Prospectus/Proxy Statement, Global Sports and Ashford.com file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Global

Sports and Ashford.com at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Global Sports' and Ashford.com's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.
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Interests of Certain Persons in the Acquisition

The directors and executive officers of Global Sports and Ashford.com have interests in the acquisition, some of which may differ from, or may be in addition to, those of Ashford.com's stockholders generally. A description of the interests that Global Sports' and Ashford.com's directors and executive officers have in the acquisition is contained in the Prospectus/Proxy Statement.

Solicitation of Proxies

Ashford.com, its directors, executive officers and certain other members of Ashford.com's management and employees may be soliciting proxies from Ashford.com's stockholders in favor of the acquisition. The directors and officers of Global Sports may be deemed to be participants in Ashford.com's solicitation of proxies. Information concerning the participants is set forth in the Prospectus/Proxy Statement.

                                      # # #


Contact:

Global Sports Contact:
Patricia Henderson
(610) 491-7013
hendersonp@globalsports.com
---------------------------

Ashford.com Contact:
Thane Ryland
(608) 227-4163
tryland@ashford.com
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